                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

For the transition period from            to
                               ----------    ----------

Commission file number:  0-24900

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              INTERACTIVE TECHNOLOGIES, INC. 401(k) INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                INTERLOGIX, INC.
                         114 West 7th Street, Suite 1300
                               Austin, Texas 78701

              INTERACTIVE TECHNOLOGIES, INC. 401(k) INVESTMENT PLAN

                                      INDEX

                                                                                                                     Page
                                                                                                                     ----

Report of Independent Public Accountants                                                                               2

Report of Independent Accountants                                                                                      3

Financial Statements-
   Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999                                    4
   Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000                      5

Notes to Financial Statements                                                                                          6

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrator of the
Interactive Technologies, Inc. 401(k) Investment Plan:

We have audited the accompanying statement of net assets available for benefits of Interactive Technologies, Inc. 401(k) Investment Plan (the Plan) as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, effective December 31, 2000, the Plan was merged into the Interlogix, Inc. 401(k) Retirement Plan.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP
ARTHUR ANDERSEN LLP

Austin, Texas
June 22, 2001

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Interactive Technologies, Inc. 401(k) Investment Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Interactive Technologies, Inc. 401(k) Investment Plan (the "Plan") as of December 31, 1999 in conformity with accounting principles generally accepted in the Untied States of America. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. We have not audited the statement of net assets available for benefits or any other financial statements or supplemental schedules of the Plan for any period subsequent to December 31, 1999.

/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota
May 24, 2000

              INTERACTIVE TECHNOLOGIES, INC. 401(k) INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 2000 AND 1999

                                         2000          1999
                                         ----       -----------

ASSETS:
   Investments                           $ --       $12,633,039
   Receivables-
     Participant contributions             --            43,396
     Company contribution                  --             7,144
                                         ----       -----------
                 Total assets              --        12,683,579
                                         ----       -----------

LIABILITIES                                --               938
                                         ----       -----------
                 Total liabilities         --               938
                                         ----       -----------

NET ASSETS AVAILABLE FOR BENEFITS        $ --       $12,682,641
                                         ====       ===========

   The accompanying notes are an integral part of these financial statements.

              INTERACTIVE TECHNOLOGIES, INC. 401(k) INVESTMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000

ADDITIONS:
   Additions to net assets attributed to-
     Interest and dividend income                        $    197,044
     Contributions-
       Participant                                          1,252,946
       Participant rollover                                   123,659
       Company                                                261,366
                                                         ------------
                 Total additions                            1,835,015
                                                         ------------

DEDUCTIONS:
   Deductions from net assets attributed to-
     Net depreciation in fair value of investments            999,118
     Benefits paid                                          1,944,617
     Transfer to affiliated plan                           11,573,921
                                                         ------------
                 Total deductions                          14,517,656
                                                         ------------

NET DECREASE                                              (12,682,641)

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                       12,682,641
                                                         ------------
   End of year                                           $         --
                                                         ============

    The accompanying notes are an integral part of this financial statement.

              INTERACTIVE TECHNOLOGIES, INC. 401(k) INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLAN:

The following description of the Interactive Technologies, Inc. 401(k) Investment Plan (the Plan), sponsored and administered by Interactive Technologies, Inc. (the Company), a division of Interlogix, Inc., is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

General

The Plan was a defined contribution plan available to any employee of the Company who had reached 19 years of age and completed one year of service during which the employee had earned at least 1,000 hours. An employee of the Company was the trustee of the Plan. The Prudential Insurance Company of America (Prudential) was the custodian of the Plan's assets, except for the guaranteed insurance contracts, for which the respective insurance companies (American Life and Casualty Insurance Company, Massachusetts General Life Insurance Company and Bradford National Life Insurance Company) were the custodians, and the money market fund, for which The Vanguard Group was the custodian. The Plan was governed by the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

At the beginning of 2000, the Company was a wholly owned subsidiary of ITI Technologies, Inc. (ITI). On May 2, 2000, ITI merged with SLC Technologies, Inc.
(SLC), and the resulting company was named Interlogix, Inc. (Interlogix). Effective December 31, 2000, the Plan was merged into the Interlogix, Inc. 401(k) Retirement Plan. All balances in participant-directed funds were liquidated and mapped to investment funds with similar objectives. Balances in nonparticipant-directed funds were transferred in-kind to the Interlogix 401(k) Retirement Plan. These transfers out of the Plan were included in transfer to affiliated plan in the statement of changes in net assets available for benefits for the year ended December 31, 2000.

Contributions

Participants could contribute up to a maximum of 18 percent of their pretax compensation. Matching contributions by the Company for the benefit of participants were discretionary. For 2000 and 1999, Company matching contributions were equal to 50 percent, up to 1.5 percent of each participant's contributions. The Company also had the option to make discretionary profit-sharing contributions to the Plan that would be allocated to participants based on the participants' relative compensation as defined by the Plan. During 2000 and 1999, the Company did not make a discretionary profit-sharing contribution to the Plan.

Participant Accounts

Participants directed the investment of their contributions among mutual funds, a money market fund and ITI/Interlogix common stock. The allocation of a participant's contributions to these investment funds was selected by the participant and could be changed daily. Each participant's account was credited with the participant's contributions and his or her share of Company matching contributions, if any. Allocation of investment income was based on the value of the participant's account at the close of each day.

Nonparticipant-directed investments consisted of investments in guaranteed insurance contracts and money market instruments and represent investments of the Plan prior to the adoption of participant-directed investment options.

Vesting

Participants were immediately fully vested in the value of their accounts, including participant and Company contributions and related net investment earnings.

Participant Loans

The Plan did not allow for participants to borrow from their individual funds.

Payment of Benefits

Distributions to participants were made upon death, retirement or termination of employment. Participants could elect payment in a lump sum or in the form of an annuity as described in the Plan document. Distributions were also permitted for reasons of proven financial hardship as outlined in the Plan document.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments were stated at fair value. Quoted market prices were used to value investments. Shares of mutual funds were valued at the net asset value of shares held by the Plan at year-end.

The Plan's guaranteed insurance contracts were not fully benefit-responsive and were valued at fair value, which approximated contract value. Contract value represented contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The average yield and crediting rates ranged from 4.0 percent to 5.4 percent during 2000.

Net Depreciation in Fair Value of Investments

In the statement of changes in net assets available for benefits, the Plan presented the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Plan Expenses

The Company pays Plan administrative expenses.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States requires the administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3.   INVESTMENTS:

The following investments represent 5 percent or more of the Plan's net assets:

                                             December 31
                                        ----------------------
                                        2000           1999
                                        -----       ----------

Prudential funds-
   Stock Index Fund                     $  --       $1,881,454
   World International Stock Fund          --          814,919
   Jennison Growth Fund                    --        3,160,351
   Balanced Fund                           --          635,553
   Guaranteed Interest Account             --          668,749
ITI/Interlogix common stock                --        3,198,442

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year, depreciated in value as follows:

Mutual funds                      $906,286
ITI/Interlogix common stock         92,832
                                  --------
                                  $999,118

4.   NONPARTICIPANT-DIRECTED INVESTMENTS:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

                                                December 31
                                        ---------------------------
                                           2000             1999
                                        ----------       ----------

Net assets-
   Guaranteed insurance contracts       $       --       $1,331,238
   Money market funds                           --           15,266
                                        ----------       ----------
                                        $       --       $1,346,504
                                        ==========       ==========

                                      Year Ended
                                   December 31, 2000
                                   -----------------

Changes in net assets-
   Interest income                   $    61,378
   Benefits paid                        (354,010)
   Transfer to affiliated plan        (1,053,872)
                                     -----------
                                     $(1,346,504)
                                     ===========

5.   TAX STATUS:

The Internal Revenue Service has determined and informed the Company by a letter dated September 22, 1995, that the Plan was designed in accordance with applicable sections of the Internal Revenue Code (the IRC). The Plan had been amended since receiving the determination letter. However, the administrator believes that the Plan was designed and operated in compliance with the applicable requirements of the IRC through the date of the merger into the Interlogix, Inc. 401(k) Retirement Plan.

6.   PARTY-IN-INTEREST TRANSACTIONS:

Certain Plan investments were shares of mutual funds, a money market fund and guaranteed investment contracts that were managed by the custodians of the Plan and common stock of ITI/Interlogix. Transactions in these investments qualified as party-in-interest transactions.

                                    SIGNATURE

Pursuant to the requirements of the Security and Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       INTERACTIVE TECHNOLOGIES, INC.
                                       401(k) INVESTMENT PLAN

                                       By /s/ CHARLES A. DURANT
                                          -------------------------------------
                                          Charles A. Durant
                                          Plan Administrator

Date: June 29, 2001

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER             DESCRIPTION
-------            -----------

23.1               Consent of Arthur Andersen LLP

23.2               Consent of PricewaterhouseCoopers LLP